UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORT OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION (D) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number: 1-12203

Ingram Micro 401(k) Investment Savings Plan

(Full title of the plan and the address of the plan if different from that of the issuer named below)

Ingram Micro Inc.
1600 E. St. Andrew Place
Santa Ana, CA  92705
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

 TABLE OF CONTENTS

Page
Form 11-K Signature	3
Financial Statements and Supplemental Schedule as of December 31, 2008 and 2007 and for the Year Ended December 31, 2008	4-19
Consent of Independent Registered Public Accounting Firm	20

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Ingram Micro Benefits Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

INGRAM MICRO 401(k) INVESTMENT SAVINGS PLAN

By:	/s/ Lynn Jolliffe
Name:	Lynn Jolliffe
Member of the Ingram Micro Benefits Administrative Committee

June 26, 2009

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN

Financial Statements
and
Supplemental Schedule
As of December 31, 2008 and 2007 and
for the Year Ended December 31, 2008

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN

Contents

Report of Independent Registered Public Accounting Firm	6

Statements of Net Assets Available for Plan Benefits as of December 31, 2008 and 2007	7

Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2008	8

Notes to Financial Statements	9 - 18

Schedule I:	Form 5500 – Schedule H – Part IV – Line 4i –
	Schedule of Assets (Held at End of Year) as of
	December 31, 2008	19

Consent of Independent Registered Public Accounting Firm	20

Note:
Schedules other than that listed above have been omitted because they are not applicable or are not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm

Ingram Micro Inc. Benefits Administrative Committee
Ingram Micro 401(k) Investment Savings Plan
Santa Ana, California

We have audited the accompanying statements of net assets available for plan benefits of the Ingram Micro 401(k) Investment Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for plan benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming opinions on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP

BDO Seidman, LLP
Costa Mesa, California
June 24, 2009

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits
As of December 31, 2008 and 2007

	December 31,
	2008	2007
Assets
Investments, at fair value	$130,189,741	$180,104,852

Total assets, at fair value	130,189,741	180,104,852

Liabilities
Accrued administrative expenses	37,457	11,723
Total liabilities	37,457	11,723

Net assets available for plan benefits, at fair value	130,152,284	180,093,129
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (common/collective trust)	1,168,293	189,290
Net assets available for plan benefits	$131,320,577	$180,282,419

See accompanying notes to financial statements.

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN

Statement of Changes in Net
Assets Available for Plan Benefits
For the Year Ended December 31, 2008

Year Ended
December 31, 2008
Changes to net assets available for plan assets attributed to:
Contributions:
Employer contributions, net of forfeitures	$4,003,264
Participant contributions	14,298,691
Participant rollovers	920,261
Total contributions	19,222,216

Investment income (loss): Dividends and interest	4,787,585
Participant loan interest	417,685
Net depreciation in fair value of registered investment companies	(59,859,355)
Net depreciation in fair value of common stock	(1,423,307)
Total investment income (loss)	(56,077,392)

Benefits paid to participants	(11,954,786)
Administrative expenses	(151,880)

Net decrease	(48,961,842)

Net assets available for plan benefits - beginning of year	180,282,419

Net assets available for plan benefits - end of year	$131,320,577

See accompanying notes to financial statements.

 INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF PLAN

The following description of the Ingram Micro 401(k) Investment Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering substantially all of the United States employees of Ingram Micro Inc. (the Company or Plan Sponsor). The Plan is designed to comply with Section 401(a) of the Internal Revenue Code as a defined contribution plan and its incorporated trust is intended to qualify as a tax-exempt trust under Section 501(a) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan is administered by the Company and advised by the Benefits Administrative Committee appointed by the Company’s Board of Directors.  Fidelity Management Trust Company and its affiliates (the Trustee or Fidelity) act as the trustee, custodian and record keeper of the Plan.  Hewitt Investment Group acts as the investment consultant to the Plan.

Eligibility - Employees other than those that are employed under a collective bargaining agreement, leased, or an employee who is a nonresidential alien with no United States income source are eligible to enter the Plan following the completion of their first hour of credited service with the Company. Associates employed on a temporary or nonpermanent basis who complete at least 1,000 hours of service within a computation period shall be eligible to become a participant on the earlier of the first day of the Plan year beginning after the computation period, or six months after the completion of such computation period.  The computation period means the twelve month period beginning on the employee’s date of hire or any Plan year beginning after the date of hire.

Contributions – Contributions are made to the Plan by means of a salary deferral agreement under which the participant is entitled to defer pre-tax and after-tax compensation up to the lesser of 50 percent of eligible compensation for non-highly compensated participants, and a percentage (not to exceed 50%) determined by the Company of eligible compensation for highly compensated participants, or a fixed amount determined annually by the Internal Revenue Service (IRS).  Participants who become age 50 or older, on or before the end of the calendar year, are eligible to make additional catch-up contributions of up to 25% of eligible compensation.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Company, at its discretion, matches 50 percent of participant contributions up to the first 5 percent of eligible compensation. Matching contributions are not made on catch-up or rollover contributions.  Contributions are subject to certain IRS limitations.

Participant Accounts - Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s matching contribution and (b) Plan net earnings, and charged with an allocation of certain administrative expenses. Allocations of matching contributions are based on participant contributions, as defined. Allocations of Plan net earnings and administrative expenses, when applicable, are based on participant account balances, investment elections, and transactions, such as

 INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF PLAN (Continued)

loans or qualified domestic relations orders. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested interest in their account balance.

Participant Loans - Participants may borrow 50 percent of their vested account balance up to $50,000 at a commercially reasonable interest rate with payment of principal and interest made generally through payroll deductions. Loans with repayment terms in excess of five years are for the purchase of primary residences. A participant may have no more than 2 loans outstanding at any one time. The loans are secured by the balance in the participant’s account. Participant loans are stated at the unpaid principal value and bear interest at rates that range from 5.00% to 10.50%.  The carrying amount of the participant loans is estimated to approximate fair value as the interest charged on substantially all of the participant loans outstanding approximates the market rate of interest for loans of similar credit worthiness and duration as of period end.

Management determines the collectability of participant loans on a periodic basis.  This determination is made based on the terms of the Plan document and the related Plan policies and procedures.  Those participant loans that are deemed to be uncollectible are written off and included as benefits paid to participants in the financial statements and the Form 5500 for financial reporting purposes in the year the determination is made.

Vesting - Participants are vested in their contributions plus net earnings, immediately. Vesting in the Company’s matching contribution is based on the participant’s years of service. A year of vesting service is defined as a period of service of 365 days, with less than whole year periods of service aggregated on the basis of days. The following schedule describes the vesting percentages for participants.

Years of Service	Vested Benefit Percentage
1 year but less than 2	20%
2 years but less than 3	40%
3 years but less than 4	60%
4 years but less than 5	80%
5 years or more	100%

Payment of Benefits - Upon termination of service, a participant with vested benefits of over $5,000 may elect to defer distribution or receive a lump sum payment or rollover equal to the vested share of the participant’s account. A participant with vested benefits of less that $5,000 but greater than $1,000 must elect a lump sum payment or direct rollover, or the vested share of the participant’s account will automatically be transferred to an individual retirement account.  A participant with vested benefits of $1,000 or less must elect a direct rollover, or the vested share of the participant’s account will automatically be distributed in a lump sum payment. Benefits may be distributed upon termination of service for any reason, including disability or death.

The Plan allows participants to take in-service withdrawals after reaching age 59½.  In-service withdrawals may also be taken from rollover accounts, after-tax contributions or for certain financial hardships.   Participants taking in-service withdrawals will be required to pay all applicable taxes on the withdrawals and may be subject to penalty taxes for early withdrawals taken prior to age 59½.

 INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 1 — DESCRIPTION OF PLAN (Continued)

Forfeitures - Forfeitures of nonvested Plan assets are used to restore previously forfeited benefits of rehired participants, or reduce the Company’s matching contributions and costs of administering the Plan. Total forfeited nonvested accounts were $29,007 and $93,123 at December 31, 2008 and 2007, respectively, and will be used to reduce future employer contributions. Employer contributions were reduced by forfeited nonvested accounts totaling $199,194 for the year ended December 31, 2008.

Administrative Expenses - The Plan Sponsor or the Plan may pay the Plan fees and expenses, including fees and expenses connected with the providing of administrative services by external service providers. For the year ended December 31, 2008; the Plan paid $151,880 in administrative expenses. All other administrative expenses, other than loan and qualified domestic relations order fees paid by the Plan participants, were paid by the Company and were not material to the financial statements taken as a whole.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Administrative expenses are recorded as incurred. Benefits are reported when paid.

As described in Financial Accounting Standards Board (the FASB) Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in fully benefit-responsive investment contracts held in the Fidelity Managed Income Portfolio Fund which is a common collective trust (see discussion below).  As required by the FSP, the Plan’s Statements of Net Assets Available for Plan Benefits presents the fair value of these investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could materially differ from those estimates.

Risks and Uncertainties – The fair value of the Plan’s investment in Ingram Micro Inc. common stock amounted to $4,076,104 and $5,705,892 as of December 31, 2008 and 2007, respectively. Such investments represented 3.10% and 3.16% of the Plan’s total net assets available for Plan benefits as of December 31, 2008 and 2007, respectively.  For risks and uncertainties regarding Ingram Micro Inc., participants should refer to the Ingram Micro Inc.  Form 10-K for the year ended January 3, 2009 and the Forms 10Q for the quarters ended March 29, 2008, June 28, 2008, September 27, 2008, and April 4, 2009.

 INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Plan provides participants with investment options in various funds that hold investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

The Plan’s investment options include funds that invest in securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic  developments.  Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.

Investment Valuation and Income Recognition – Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 3 for discussion of fair value measurements.

The Plan invests in the Fidelity Managed Income Portfolio Fund which is a common collective trust.  It invests in fully benefit-responsive investment contracts issued by insurance companies and other financial institutions, and in fixed income securities.  In determining the net assets available for Plan benefits, the Fidelity Managed Income Portfolio Fund is included in the Plan’s financial statements at contract value, which represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses.  The market value spot yield to maturity and crediting interest rate for that fund was 3.57% and 3.04% at December 31, 2008, respectively, and 4.82% and 4.40% at December 31, 2007, respectively.  The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%.  Such interest rates are reviewed on a regular basis for resetting.

Purchases and sales of securities are recorded on the trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Net Appreciation (Depreciation) in Fair Value of Investments – Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).

 INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 3 — FAIR VALUE MEASUREMENTS

On January 1, 2008, the Plan adopted FASB Statement No. 157, Fair Value Measurements (Statement 157) and subsequently adopted certain related FASB staff positions. Statement 157 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

Statement 157 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Statement 157 establishes three levels of inputs that may be used to measure fair value:

•	Level 1: quoted prices in active markets for identical assets or liabilities;

•
Level 2: inputs other than Level 1 that are observable and, either directly or indirectly corroborated by market data, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2008.

Common stocks:  Valued at the quoted closing market price.

Mutual Funds:  Valued at the net asset value (NAV) of shares held by the plan at year end.

Participant loans:  Valued at amortized cost, which approximates fair value.

Common/Collective Trust:  Valued based on quoted market prices and valuation models that use quoted market prices and assumptions as inputs. See Note 2 for further information.

 INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 3 — FAIR VALUE MEASUREMENTS (Continued)

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2008:

	Fair Value Measurements
	Using Input Type
	Level 1	Level 2	Level 3	Total
Common stock	$4,076,104	$—	$—	$4,076,104
Registered investment companies	98,912,490	—	—	98,912,490
Common/collective trusts	—	21,658,330	—	21,658,330
Participant loans	—	5,542,817	—	5,542,817

Total assets at fair value	$102,988,594	$27,201,147	$—	$130,189,741

 INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN

NOTE 4 — INVESTMENT ELECTIONS

The Trustee invests contributions in accordance with participant instructions. Participants may elect changes to their investment mix effective each business day. Participants may effect changes to their deferral percentages and deferral investment elections coincident with their pay frequency.

NOTE 5 - INVESTMENTS

The following table presents the fair value of investments.  Investments greater than 5 percent of the Plan’s net assets as of December 31, 2008 and 2007, are separately identified as follows:

		December 31,
		2008	2007
Investments Valued at Fair Value as Determined by Quoted Market Prices: Registered Investment Companies:

American Funds Group	Growth Fund of America, 933,731 and 949,368 units, respectively	$18,973,412	$32,050,680

Fidelity Management Trust Co.	Equity Income Fund, 539,591 and 541,674 units, respectively	16,657,181	29,878,736

Fidelity Management Trust Co.	Diversified International Fund, 554,610 and 574,775 units, respectively	11,929,668	22,933,535

Fidelity Management Trust Co.	Spartan U.S. Equity Index Fund, 333,843 and 340,271 units, respectively	10,649,591	17,660,078

PIMCO Funds	PIMCO Total Return Fund, 1,015,580 and 709,776 units, respectively	10,297,978	7,587,506*

Artisan Funds, Inc.	Mid Cap Fund, 320,218 and 293,271 units, respectively	5,446,912*	9,073,801

Other – Registered Investment Companies (individually less than 5% of net Plan assets)		24,957,748	32,869,611

Total Registered Investment Companies		98,912,490	152,053,947

Common Stock: Ingram Micro Inc.	Ingram Micro Inc. Common Stock, 304,328 and 316,242 shares, respectively	4,076,104*	5,705,892*

Total Investments Valued at Fair Value as Determined by Quoted Market Prices		102,988,594	157,759,839

 INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN

NOTE 5 — INVESTMENTS  (Continued)

Investments Valued at Estimated Fair Value: Common and Collective Trusts:

Fidelity Management Trust Co.	Managed Income Portfolio Fund, 22,826,624 and 17,607,285 units, respectively	21,658,330		17,417,995

Total Common and Collective Trusts		21,658,330		17,417,995

Other - Participant loans		5,542,817	*	4,927,018	*

Total Investments Valued at Estimated Fair Value		27,201,147		22,345,013

Total Investments		$130,189,741		$180,104,852
* Less than 5% of Plan Net Assets

During 2008, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) depreciated in value by $61,282,662 as follows:

Net Change in Fair Value:
Investments Valued at Fair Value as Determined by Quoted Market Prices:
Registered Investment Companies	$(59,859,355)
Ingram Micro Inc. Common Stock	(1,423,307)
Net Depreciation in Fair Value of Investments	$(61,282,662)

NOTE 6 — EMPLOYER STOCK

Effective December 1, 2008, not more than 25% of new contributions to a Participant’s account may be invested in Ingram Micro Inc. Common Stock (the “Ingram Micro Stock Fund”).  Participants are not permitted to transfer assets into the Ingram Micro Stock Fund from any other investment option to the extent that such transfer would cause the percentage of the Participant’s Account invested in the Ingram Micro Stock Fund to exceed 25%.  Participants may, however, transfer funds out of the Ingram Micro  Stock Fund into any of the Plan’s other investment options without limitation. Participants who are subject to Rule 16b-3 of the Securities and Exchange Commission or who are designated by the Company as a window group person may only be permitted to transfer funds into or out of the Ingram Micro Stock Fund during a special open window period established by the Company. Prior to December 1, 2008, Participants were permitted to invest up to 50% of their contributions in the Ingram Micro Stock Fund and were not permitted to transfer funds from the Plan’s other investment options into the Ingram Micro Stock Fund.

 INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN

NOTE 7 — PARTY-IN-INTEREST

Certain Plan investments are managed by Fidelity.  Fidelity acts as trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  Direct fees paid by the Plan to Fidelity for the year ended December 31, 2008 were not material. The Plan also engages in certain transactions involving Ingram Micro Inc. such as the purchase and sale of Ingram Micro Inc.'s Common Stock.  These transactions also qualify as party-in-interest transactions.

NOTE 8 — PLAN TERMINATION

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the net assets of the Plan will be allocated as prescribed by ERISA and its related regulations, so that each affected participant receives 100 percent of his or her account balance as of the date of the termination.

NOTE 9 — TAX STATUS

The trust established under the Plan to hold the Plan’s assets is designed to qualify pursuant to Section 501(a) of the Internal Revenue Code, and, accordingly, the trust’s net investment income is exempt from income taxes. The Plan has received a favorable determination letter of its tax-exempt status from the IRS by a letter dated September 23, 2008.  The letter expires on January 31, 2013.  Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently operated in compliance with the applicable requirements of the Internal Revenue Code, and the Plan’s tax counsel has not reported anything to the contrary.

NOTE 10 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the net assets available for Plan benefits per the financial statements to the Form 5500:

	December 31,
	2008	2007
Net assets available for Plan benefits, per the financial statements	$131,320,577	$180,282,419
Adjustment from contract value to fair value for fully benefit-responsive investment contracts (common/collective trust)	(1,168,293)	(189,290)
Net assets available for Plan benefits per the Form 5500	$130,152,284	$180,093,129

 INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN

NOTE 10 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (Continued)

The following is a reconciliation of net decrease per the financial statements to the Form 5500:

Year ended December 31, 2008
Net decrease in net assets available for Plan benefits per the financial statements	$(48,961,842)
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts (common/collective trust) as of December 31, 2008	(1,168,293)
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts (common/collective trust) as of December 31, 2007	189,290
Total net decrease per the Form 5500	$(49,940,845)

NOTE 11 — SUBSEQUENT EVENTS

Effective January 1, 2009, the Company shall determine, in its absolute discretion, whether matching contributions shall be made for any particular period of time.  The Employer is not required to contribute matching contributions for any period of time.

Effective January 1, 2009, an employee who is employed on a temporary or nonpermanent basis is eligible to enter the Plan following the completion of their first hour of credited service with the Company.

Effective April 1, 2009, the Company’s matching contribution was reduced to 25% of the participant’s Before-Tax and/or After-Tax contributions up to the first 5 percent of eligible compensation.  Prior to this date, the Company’s matching contribution had been 50% as explained in the description of the plan.  Please refer to Note 1 – Description of Plan for additional details of contributions.

 INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN

Schedule I: Form 5500 – Schedule H - Part IV – Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2008 EIN: 62-1644402 Plan Number: 002
(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of interest, Collateral, Par, or Maturity Value	Cost**	Current Value

	Registered Investment Companies

	American Funds Group	Growth Fund of America, 933,731 units		$18,973,412

	Artisan Funds, Inc.	Small Cap Value Fund, 604,295 units		6,181,935

	Artisan Funds, Inc.	Mid Cap Fund, 320,218 units		5,446,912

	Dodge and Cox	Balanced Fund, 57,885 units		2,965,111

*	Fidelity Management Trust Company	Diversified International Fund, 554,610 units		11,929,668

*	Fidelity Management Trust Company	Equity Income Fund, 539,591 units		16,657,181

*	Fidelity Management Trust Company	Freedom 2005 Fund, 15,233 units		127,806

*	Fidelity Management Trust Company	Freedom 2010 Fund, 55,932 units		579,455

*	Fidelity Management Trust Company	Freedom 2015 Fund, 50,678 units		433,806

*	Fidelity Management Trust Company	Freedom 2020 Fund, 411,111 units		4,131,667

*	Fidelity Management Trust Company	Freedom 2025 Fund, 132,567 units		1,091,030

*	Fidelity Management Trust Company	Freedom 2030 Fund, 348,699 units		3,403,305

*	Fidelity Management Trust Company	Freedom 2035 Fund, 156,768 units		1,258,849

*	Fidelity Management Trust Company	Freedom 2040 Fund, 193,323 units		1,080,678

*	Fidelity Management Trust Company	Freedom 2045 Fund, 8,211 units		54,029

*	Fidelity Management Trust Company	Freedom 2050 Fund, 6,362 units		41,100

*	Fidelity Management Trust Company	Freedom Income Fund, 98,460 units		941,281

*	Fidelity Management Trust Company	Spartan U.S. Equity Index Fund, 333,843 units		10,649,591

	PIMCO Funds	PIMCO Total Return Fund, 1,015,580 units		10,297,978

	The Vanguard Group	Vanguard Small Cap Growth Index Fund, 224,176 units		2,667,696

	Total Registered Investment Companies			98,912,490

	Common and Collective Trusts
*	Fidelity Management Trust Company	Managed Income Portfolio Fund, 22,826,624 units		21,658,330

	Common Stock
*	Ingram Micro Inc.	Ingram Micro Inc. Common Stock, 304,328 shares		4,076,104

*	Participant Loans	Loans with maturities through 2020 and interest rates ranging from 5.00% to 10.50%		5,542,817
	TOTAL INVESTMENTS			$130,189,741

*   These investments represent parties-in-interest to the Plan.
** Cost information is not required under ERISA as the investment options are participant directed.

Consent of Independent Registered Public Accounting Firm

Ingram Micro Inc. Benefits Administrative Committee
Ingram Micro 401(k) Investment Savings Plan
Santa Ana, California

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (333-43447) and of our report dated June 24, 2009, relating to the financial statements and supplemental schedule of the Ingram Micro 401(k) Investment Savings Plan appearing on this Form 11-K for the year ended December 31, 2008.

/s/ BDO Seidman, LLP

BDO Seidman, LLP
Costa Mesa, California
June 24, 2009